Exhibit 11.1

Coffee Holding Co., Inc. and Subsidiaries
Computation of Per Share Earnings (Loss)

	Years Ended October 31,
	2011	2010

Net Income	$811,930	$2,389,361

BASIC EARNINGS:
Weighted average number of common
Shares outstanding	5,563,802	5,463,837

Basic earnings per common share	$0.15	$0.44

DILUTED EARNINGS:
Weighted average number of common
Shares outstanding	5,563,802	5,463,837
Warrants	267,000
Contingent shares – common stock equivalents	5,000	4,602

Weighted average number of common
Shares outstanding – as adjusted	5,835,802	5,468,439

Diluted earnings (loss) per common share	$0.14	$0.44